Exhibit 21.1

Subsidiaries of the Company

Name of subsidiary	Jurisdiction of Incorporation or Organization
Sphere 3D Inc.	Ontario, Canada
V3 Systems Holdings, Inc.	Delaware, United States
HVE Inc.	Delaware, United States